AMENDMENTS TO THE BY-LAWS.
                           --------------------------

     The name of the Trust is hereby  amended to be FIRSTHAND  FUNDS pursuant to
Article I Section 1.1, Article II Section 2.7, and Article III Section 3.1 of the Declaration of Trust as adopted on November 11, 1993 (the "Declaration"); and Article VII Section 7.1 of the By-Laws as adopted on November 11, 1993 (the "By-Laws"). In addition, the By-Laws are further amended as follows:

1.   The Caption is amended to read:

     FIRSTHAND FUNDS: BY-LAWS


2.   The Preamble is amended to read:

     These By-Laws are made as of the eleventh day of November, 1993, and adopted pursuant to Article II Section 2.7 of the Declaration dated November 11, 1993, as amended from time to time. All words and terms capitalized in these By-Laws shall have the meaning or meanings set forth for such words or terms in the Declaration.

3.   Article VII Section 7.2, is amended to read:

     No Personal Liability. The Declaration establishing Firsthand Funds provides that the name Firsthand Funds does not refer to the Trustees, individually or personally, outside of their relationship to the Trust as Trustees; and no Trustee, officer, employee, agent, or Holder of Interest, of Firsthand Funds shall be held personally liable for the satisfaction of any obligation or claim with respect to Firsthand Funds, nor shall resort be had to their private property for the satisfaction of any obligation, claim, or otherwise, in connection with the affairs of Firsthand Funds (except to the extent of a Holder's Interest in the Trust).


Effective:  February 14, 1998.